October 19, 2007

VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. John P. Nolan, Accounting Branch Chief

Ms. Babette Cooper, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Unibanco - Union of Brazilian Banks S.A. Unibanco Holdings S.A. Form 20-F for the Fiscal Year Ended December 31, 2006 (File No. 1-14640 and 1-14640-01)

Dear Mr. Nolan and Ms. Cooper:

By letter dated September 10, 2007 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided certain comments on the annual report on Form 20-F for the fiscal year ended December 31, 2006, as filed on June 18, 2007 (the “2006 Form 20-F”) by Unibanco – Union of Brazilian Banks S.A. (“Unibanco”) and its parent company Unibanco Holdings S.A. (“Unibanco Holdings,” and collectively with Unibanco, the “Companies”). The Companies today are submitting herewith, via EDGAR and facsimile, responses to the Staff’s comments. We have discussed the timetable for submitting this letter with Babette Cooper on September 19, 2007 and with John Nolan on October 5, 2007.

For convenience, we have reproduced below the Staff’s comments and have provided the Companies’ responses immediately below the comments.

***

1

Note 28 – Derivatives and Risk Management; Page F-59

1.	We note you have not recognized gains or losses in earnings due to ineffectiveness of your cash flow hedges of December 31, 2004, 2005 and 2006. Please explain the following:

•

Please tell us the basis for your conclusion that each hedging relationship was expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk at inception of the hedge and on an on going basis during the term of the hedge. Refer to paragraph 28b of SFAS 133.

We have considered our cash flow hedges as entitled to the benefit of hedge accounting since there is a highly effective relationship between the specific item hedged (the exposure of our assets and liabilities to variations in the interbank market rate) and the hedging instrument (future contracts in which the underlying asset is the Interbank Deposit Certificate (“CDI”) rate calculated by the Central of Custody and Financial Settlement of Securities (“CETIP”)).

Considering that (i) the item to be hedged is the CDI variation applicable to the hedged items and the underlying asset of the derivatives selected as hedging instruments is also the CDI rate; (ii) the future contracts offered by the Brazilian Mercantile and Futures Exchange (“BM&F”) vary in maturity (there are usually monthly maturities and the longest series with current outstanding contracts matures in 2022); and (iii) the BM&F CDI-Fixed Rate future contracts are very liquid, we are able to match with great precision our hedging instruments with the interest rate risk, duration and notional amount of the underlying assets and liabilities to be hedged, which provides a high probability of effectiveness in the hedging relationship during the term of the hedge.

The CDI rate is a benchmark interest rate for overnight transactions. The underlying interest bearing assets and liabilities designated in the hedge relationships have different maturity dates but are all indexed to the same CDI rate. For example, a one-year deposit may contractually yield an interest rate of 95% of CDI rate and a two-year deposit may yield an interest rate of 98% of CDI rate. While other factors affect the percentage (including the size of the contract), we are able to aggregate the interest cash flows associated with assets or liabilities that share the same risk exposure with that of those designated as being hedged.

At the inception of each hedging relationship, we evaluate hedge effectiveness on a prospective basis. Specifically, we assess (i) whether the instruments are effectively exposed to CDI variation by comparing the contractual underlying terms of the hedged items with their derivative features; (ii) whether the future contracts are adequate to offset the CDI variation of the hedged items by comparing the notional amounts of the derivatives with the contractual amounts of the hedged items; and (iii) whether the maturity dates of the hedged instruments are equal or less than the maturity dates of the hedged items.

2

On a quarterly basis, we assess hedge effectiveness by considering the results of our retrospective test and performing the following test procedures:

(i)

With respect to liabilities indexed to the CDI, we compare the weighted average percentage CDI rate (floating rate) of our Bank Deposit Certificate (“CDB”) portfolio against the percentage of the floating rate leg (each equivalent to 100% of the CDI) of the future contracts; and

(ii)	With respect to assets (loans and available-for-sale debentures), we compare the accrued amount of floating-rate interest in each hedged item or group of hedged items in the period against the fair value of the floating-rate leg of each future contract.

CDI rates are the basis for the interbank market rate and, therefore, the fair value change of these positions attributable to the benchmark interbank market rate is the same as the change in their accrual amounts. No component of the fair value changes of the hedged future contracts (specifically, the spot-to-forward rate difference) is excluded from the assessment of hedge effectiveness.

We believe the calculation of hedge ineffectiveness described above achieves results, which are consistent with the application of Method 1 “Changes in Variable Cash Flow Method” of DIG Issue G7.

We assess the results of the tests set forth above and deem any results within the 80-125% range to support a highly effective hedging relationship.

We assess hedge effectiveness on a prospective basis for each quarter using the results of the retrospective test procedures for the past quarter.

Below is a tabular summary of the effectiveness of the hedging relationships by quarter:

ASSETS INDEXED TO CDI

Period: 4Q2005 to 4Q2006

Quarter	Effectiveness

4Q2006	99.86%
3Q2006	95.29%
2Q2006	97.75%
1Q2006	87.45%
4Q2005	102.89%

3

LIABILITIES INDEXED TO CDI

Period: 4Q2005 to 4Q2006

Quarter	Effectiveness

4Q2006	99.63%
3Q2006	99.63%
2Q2006	99.99%
1Q2006	99.99%
4Q2005	99.99%

The minor discrepancies in effectiveness noted above were not, individually or in the aggregate, in excess of R$ 1 million, which is the denomination utilized to report the financial figures in our 2006 Form 20-F. Therefore, we did not report any impact on our financial statements.

•

Please tell us how you assess each hedging instrument’s effectiveness in hedging the exposure to the hedged transaction’s variability in cash flows attributable to the hedged risk. Refer to paragraph 28a of SFAS 133.

We currently hedge the variability of interest cash flows related to existing assets or liabilities attributable to the change in benchmark rate. We enter into two types of hedging relationships.

Our hedging of liabilities indexed to the CDI consists of contracting future derivatives with fixed rate variation to offset the CDI rates in the hedged item, which in this case is represented by the future payments of interest on our CDBs indexed to the CDI. These futures contracts convert our floating rate liabilities into fixed-rate obligations (originally indexed to the CDI). The CDBs designated for the calculation of future payments of interest are part of our total CDBs indexed to a CDI portfolio and are accounted for as liabilities of Unibanco. The percentage of hedged items and the terms of the relationship are defined and documented at the inception of the hedge. As of December 2006 and December 2005, 82% and 51% of our CDB portfolio was hedged, respectively.

Our hedging of assets indexed to the CDI consists of contracting future derivatives with fixed rate variation to offset the CDI rates in the hedged item, which in this case is represented by future contracts that convert our floating rate assets into fixed-rate assets (originally indexed to the CDI). The hedged assets are part of our loans portfolio and available-for-sale debentures. Their terms and amounts are designated on a transaction-by-transaction basis at the inception of the hedge.

We have established formal procedures to designate the instruments in hedging relationships and to assess, at inception, the effectiveness of each hedging relationship. The main features of these formal procedures include the assessment of (i) the characteristics and limitations of each hedged item and its hedging instruments (including whether the instruments are effectively exposed to CDI variation and whether the quantities of future contracts are adequate to compensate for the variation in the CDI rates of the hedged items); (ii) the nature of the hedged risk; (iii) the method and frequency of the hedge effectiveness evaluation; and (iv) the documentation and controls required.

4

We have documented the methodology and the frequency of our assessments of the effectiveness for each hedging relationship.

•	Please provide us with the disclosures required by paragraphs 45b(3) and (4) of SFAS 133 and also in future filings to extent applicable.

With respect to paragraph 45b(3), we clarify that the forecasted future transactions of our hedging relationships refer to payments of interest to be incurred from existing CDBs. Therefore, we do not have any forecasted future transactions that are not reflected on our balance sheet.

There are no gains/losses that are reclassified into earnings as a result of the discontinuance of cash flow hedges because we consider probable that the original forecasted transactions will occur by the end of the established time period.

We will revise our future filings to clarify this point.

2.	To help us gain a better understanding of your hedge accounting process, please provide us with the following additional information to extent applicable:

•

Describe the process by which your lines of business obtain derivative instruments for hedge accounting purposes. For example, tell us which group or groups (i.e. Treasury, Trading Desk, etc.) are responsible for obtaining these derivative instruments, and describe the process by which they are obtained.

•	Tell us who determines whether the hedge relationships meet the conditions for hedge accounting.

•	Tell us if the responsible groups obtain the derivative instruments from internal and external sources or both.

•	In connection with the above, tell us how the lines of business determine whether the conditions for hedge accounting are achieved.

All current hedging relationships are managed by Unibanco. Unibanco’s Treasury Department and Accounting Department are responsible for all new hedging relationships.

The Accounting Department’s responsibilities with respect to hedging transactions are set forth below:

•	Verify the adequacy of derivatives contract against the hedge accounting policy;
•	Maintain the appropriate documentation for the hedge transactions; and
•	Calculate the effectiveness of each hedging relationship on a quarterly basis.

5

Every new hedging relationship is formalized in a policy issued by the Accounting Department and includes approval by the officer responsible for the Accounting Department. This policy is available on Unibanco’s Intranet, which facilitates consultation with, and reference to, the departments involved in the contracting and controlling of these operations.

Unibanco’s Treasury Department is responsible for contracting derivatives, for hedging purposes, in the market. This department reports directly to Unibanco’s Chief Executive Officer. Within the Treasury Department, the Banking Treasury is the division responsible for the negotiation and control of hedging derivatives, as its responsibilities include the management of portfolios of hedged items, with accrual accounting treatment, generated by the lines of business relating to proprietary trading transactions and commercial area operations. Given that no line of business is permitted to manage portfolios originating within their line of business, the determination of whether the conditions for hedge accounting have been met and the process of obtaining derivative instruments are centralized in the Treasury Department and verified by the Accounting Department.

All the hedged positions are documented in the banking book portfolio.

The Banking Treasury’s responsibilities with respect to hedging transactions are set forth below:

•	Verify the variations in CDB amounts and also the existence of new assets indexed to CDI (debentures/loans);
•	Request approval for contracting BM&F future contracts;
•	Contract the derivatives and inputs data in operational system; and
•	Inform the Accounting Department of the details of new derivatives contracts for hedging purposes, on a monthly basis.

As set forth in our hedge policy, the “Treasury Management Committee” meets weekly and approves new hedging strategies and relays information with respect to these hedging strategies to the Executive Planning and Control Board of Officers and the Executive Accounting Board of Officers through the minutes of the Treasury Management Committee’s meetings.

The derivatives used are standardized future contracts, negotiated in an organized market of the BM&F, and therefore, negotiated exclusively with an external counterpart. The BM&F publishes prices for these contracts, which are used by Unibanco for the purpose of determining the fair value of the instruments and the consequent impact on stockholder equity.

The derivatives contracts used for hedging purposes are segregated from other outstanding future derivative contracts for non-hedging purposes held by the institution, through a mechanism of custody sub-accounts of the BM&F itself and in Unibanco’s internal controls.

* * *

6

Also, as requested by the Staff, the Companies acknowledge that:

•	they are responsible for the adequacy and accuracy of the disclosure in its filings;

•      Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•      the Companies may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of the Companies’ responses to the Comment Letter. If you or any other member of the Staff has any further questions or comments concerning these responses, or if you require additional information, please do not hesitate to contact Francesca Lavin or Vanessa Gonzalez at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000. Accounting questions may be directed to Paulo Sergio Miron of PricewaterhouseCoopers -- Auditores Independentes at (55 11) 3674-2000.

Very truly yours,

 /s/ Geraldo Travaglia Filho

Geraldo Travaglia Filho
Chief Financial Officer of Unibanco – Union of
Brazilian Banks S.A. and Unibanco Holdings S.A.

cc:

Francesca Lavin

Vanessa Gonzalez

Cleary Gottlieb Steen & Hamilton LLP

Paulo Sergio Miron

PricewaterhouseCoopers Auditores Intependentes

7